Filed Pursuant To Rule 433

Registration No. 333-278880

January 28, 2025

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Hey, I'm Daniel Snyder. This is ETF Spotlight. Thank you for joining us once again. Today we're joined by Dave LaValle from Grayscale. We're talking everything crypto. Obviously, it is in the heat of the moment, off of a gangbuster year. We're seeing that 100,000 level break last year. Now, what is to come? We're going to be talking about BTC and ETH. So, might as well dive right in with the man himself. Dave, how are you doing?

Dave LaValle: I'm doing great, Daniel. Thanks so much for having us.

DS: I appreciate you being here and giving us the time. So, we got to go back. Grayscale is like hand in hand when it comes to talking about crypto, especially in the ETF space. I mean, you've been in the news for over a decade. You had the trust you started so long ago. Just kind of curious, like, how has this journey been for you now that we have passed the one-year mark of the SEC approval, what do you see coming down the line next?

DL: I mean, look, I would start by saying, Grayscale is in a really unique position because we have been doing this for over a decade. Being an ETF guy, I first took a look at the potential for Bitcoin ETF when I was at NASDAQ and we were considering the opportunity to kind of figure out how we would build mechanics in the plumbing. And pretty much a decade later, we finally get the SEC approval and we have the opportunity to launch a Bitcoin ETF. Grayscale is a tremendous pioneer in the marketplace and there's been so much discussed over the past year about the success of these Bitcoin ETPs coming to market.

But what has really been glossed over, I think, is everybody that had to show up on January 11th to make sure that this actually worked. It wasn't just the issuers, it was the exchanges, it was the custodians, it was the administrators, it was the market makers and the APs and liquidity providers. Everybody showed up to make this a massive success. And if any one of the pieces to that puzzle didn't work perfectly, you really run the risk of the product not being successful and also really impeding investor confidence.

But the truth is, is everything worked perfectly. Once again, ETFs have kind of innovated and democratized an asset class. And we saw all of that pent-up investor demand really come into a battle-tested wrapper or the ETF and offer investors exactly what they wanted, really reliable battle-tested exposure to Bitcoin.

DS: Also talking about record breaking flows going in the sector once this all happened. I mean, I was surprised myself, didn't expect it at all. But obviously you've been private for quite a while and then you transition to this public facing side of things. How did the operations internally kind of adapt so quickly?

DL: Well, the truth is we had been dedicated to over 2.5 years of trying to figure out the operational kind of integrity of the product and precisely how it was going to work. This team has a tremendous amount of ETF experience. So, we leveraged a lot of what we had already seen in the marketplace to try and overcome some of the operational challenges. Obviously, we did that and it was very successful, pointing to what I just had spoken about with everyone showing up to be a successful launch.

But also really importantly, this was about a point of validation. And we were ready operationally, but also the reality of some of the largest institutions in the world, firms like Bank of New York, and obviously the New York Stock Exchange, and some of the largest market making and trading firms showing up to support this gave real validation to the asset class in a different way that we hadn't really seen in the marketplace before. This ETF launch was a point of inflection for Bitcoin, a point of inflection for digital assets and a real point of credibility for the Grayscale business.

DS: Yeah, and everybody knows GBTC so well and now you have BTC Mini Trust which we'll talk about here in a second. But, what would you say is the main differentiator that really sets Grayscale apart from everyone else out there now?

DL: For a long time, I've always said that not every ETF issuer is created equally, and not every ETF is created equally. And so, we've been pioneering in digital assets for over a decade, as you mentioned, and it really puts us in a different position to be able to partner with our clients and make sure they understand precisely, not only how the product works, but where it might fit into your portfolio. And portfolio construction is becoming more and more a point of differentiation for how an issuer can engage with the client base. I always talk about this being a really transformational story, but in some ways, the same old story that we have seen for a very long time in ETFs, which is a democratization of an asset class.

The biggest difference here is, normally you have an institutional grade exposure. And even the first ETF, the S&P 500, that was a really institutional style mandate in 1993. We think of it as kind of a plain vanilla exposure now, but then it was really exotic. And so, offering it to the masses and to the self-directed retail and to the wealth managers and financial professional market.

But in the case of Bitcoin ETF, it was a little bit different. You had self-directed investors that were enthusiasts, and you also had some of the largest institutions in the world who had put the work in and understood how to buy the Bitcoin and custody the Bitcoin. And so, you had this little bit of a barbell approach when we're talking about Bitcoin. And so, what we're seeing is somewhat of a compression on the financial professional market and the wealth managers. And that's a segment of the market that needs a tremendous amount of education. And they haven't really had the opportunity or put the work in to understand exactly where Bitcoin or digital assets more largely will fit into their clients' portfolios. So, the biggest differentiator is partnering with an expert, something that we have been dedicated to for over a decade. And we've seen some really great adoption in the conversations we're having with that segment of the marketplace.

DS: I'm glad you mentioned the portfolio, because I think there's a lot of investors right now going, how does this fit into my portfolio?

DL: Yeah.

DS: Especially when you talk about, the people that are more risk averse and they're looking at the volatility of crypto and kind of makes them feel uneasy. What would you say to them?

DL: Well, Bitcoin, in the case of Bitcoin, Bitcoin means different things to different people. There's certainly a segment of the market around the globe where individuals that really can't or don't have a financial system that they can rely upon, Bitcoin's a great currency. But in the case of making an allocation to a portfolio in the US, Bitcoin can be a digital store of value. It can be a disruptive technology. And in those two cases, they're very different use cases, but in both, offer an opportunity to diversify a client's portfolio.

So, when having a conversation with a financial professional or with an investor, understanding exactly what their investing needs are leads us to have a more thoughtful conversation about how that allocation can be made. In the case of someone who is a gold bug or interested in having a gold allocation, you hive off a little bit of that gold allocation and replace with some Bitcoin. It gives you some kind of upside outperformance potential while also having some of the same characteristics of a store value. Or if you have someone who's really interested in high growth, you can kind of carve off a bit of small cap tech and put some bitcoin in there because it really is a disruptive technology in so many different ways and has very similar characteristics, high-growth, high-volatility for someone who's interested in that kind of growth potential and taking on more risk in their portfolio.

At the end of the day, portfolio construction is something that we've spent a tremendous amount of time focused on. Our research team has put a lot of time and energy into this and have run models and realized that in kind of a traditional 60-40 portfolio, up to a 5% allocation is really where you get the greatest risk return benefits in making an allocation to Bitcoin.

DS: Yeah. Dave, I want to ask you. So, the crypto space is constantly evolving. It seems like there's new projects being worked on, new coins being worked on, all these things that are constantly happening. How is Grayscale staying on top of the adoption and preparing for what's to come?

DL: Well, I mean, this is all we're focused on. So, that's exactly what we're spending our time on. Our research team is spending time on that. Our product team is spending time on that. We have over 20 private placement products that are in the marketplace offering exposures to either single tokens or diversified token exposure. Those products are not yet ETFs, but we're really committed to making sure that we're kind of constantly staying abreast of exactly where the pulse of the market is, where adoption rates are increasing, where developers are spending their time, and making sure that we're really at the forefront and the bleeding edge of the developments of different tokens. And so, we're in a position where we're kind of doing the work for the market and allowing our research and our expertise to hopefully put our clients in a position where they're constantly at the forefront of where the market is headed.

DS: Now you have GBTC, but more recently we now have BTC, the Mini Trust, and as well you have the ETH, Ethereum Mini Trust. How do you see these being used within institutional portfolios and the like going forward?

DL: Again, different ETFs sell for different client needs. BTC and ETH are both the two lowest cost Bitcoin and lowest cost Ethereum ETFs in market. They make a very compelling opportunity for clients to allocate to either Bitcoin or Ethereum. And they still come with the kind of faith and backing of Grayscale being a dominant player in digital assets and the largest crypto asset manager in the world. And so, for those that are looking for a very long-term allocation and are looking for a low-cost solution for their Bitcoin or Ethereum allocation in their portfolio, these are perfect products for them to consider. And additionally, regardless of the cost, you have the opportunity to engage with a team that is 100% dedicated to digital assets. And we have the opportunity to support our clients and making sure that they're making an allocation that fits their investment needs and fits their portfolio as well.

DS: Yeah, Dave, well said and of course, I mean nobody can ignore the cost but you are the OG players in this space. We have watched you for the last decade, battle it out, really push forward in this space and really just create this new lane for investors. So, I want to say thank you and the team over there at Grayscale, and thank you for taking the time to speak with us today. Dave LaValle, everyone. Thank you so much, and we'll see you in the next episode of ETF Spotlight.

DL: Thanks, Daniel.

Grayscale Ethereum Trust ETF (the "Trust") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov . Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.